

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Bruce S. Kaiserman, Esq.
Credit Suisse First Boston Mortgage Securities Corp.
11 Madison Avenue
New York, NY 10010

> **Re: Credit Suisse First Boston Mortgage Securities Corp.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed October 8, 2010**
> **File No. 333-157784-02**

Dear Mr. Kaiserman:

     We have received your response to our prior comment letter to you dated July 13, 2010 and have the following additional comments. Please note that the page numbers referenced below correspond to the marked copy provided by counsel.

Prospectus Supplements

General

1. Please provide the table referred to on page 23 of Prospectus Supplement – Version 1 and the Table of Contents in Prospectus Supplement – Version 2 with the filing of your next amendment.

2. We note your response to our prior comment seven. Please revise this section to define the terms "realized loss or delinquency triggering event" and "mortgage loan groups" and to explain what is meant by "a realized loss or delinquency triggering event has been exceeded" and "a disproportionately large percentage of principal prepayments or principal payments." Similarly revise the base prospectus.

3. We note your response to our prior comment eight. Please revise to briefly discuss the nature of the servicing trigger that resulted in the replacement of the related servicer. Similarly revise the base prospectus.

4. We note your response to our prior comment 11. Please confirm that each of the "Delinquency History of the Mortgage Loans," "Delinquency History of Contracts," "Current Delinquency of the Mortgage Loans" and "Current Delinquency of Contracts" in the prospectus supplements provides the information in 30/31 day buckets through charge-off. Refer to Item 1100(b) of Regulation AB.

5.	We note your response to our prior comment 16. Please provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements.

6.	We note your response to our prior comment 18. Please revise each of the Summary or Summary Information section and the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section so that each of the modifications listed in the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool is listed in the corresponding Summary or Summary Information section.

7.	We note your response to our prior comment 20. Please revise to provide bracketed placeholder disclosure in both the summary section and elsewhere in the prospectus supplements to indicate that you will provide all of the information required by Items 1103(a)(3)(ix) and 1115 of Regulation AB.

Prospectus Supplement – Version 2

Description of the Mortgage Pool, page 27

Mortgage Pool Characteristics, page 31

8.	We note your response to our prior comment 15. Please revise the third paragraph on page 31 and the last sentence on page 32 to clarify that certain mortgage loans provide for negative amortization or please advise.

Prospectus Supplement – Version 4

The Mortgage Pool, page 15

9.	We note your response to our prior comment 12. Please remove the bracketed language at the end of this section, as it indicates private mortgage-backed securities will be included in the pool.

Base Prospectus

General

10.	We note your response to our prior comment 13. We note your disclosure that the trust assets may still consist of agency mortgage-backed securities. Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed or asset-backed securities in any series.

<u>Risk Factors, page 6</u>

<u>Impact of regulatory developments, page 10</u>

11.   We note your response to our prior comment 17. Please revise this risk factor to provide subheadings so that investors will be better able to read and understand this lengthy risk factor.

12.   Please also define "TILA."

<u>The Trust Funds, page 54</u>

<u>The Mortgage Loans, page 59</u>

13.   We note your response to our prior comment 21. Please advise as to what types of loans would be included in an issuing entity's assets that may be based in a foreign currency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Jessica Gold, Esq *via facsimile* (212) 768-6800